UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Registrant’s name)

c/o Tantech Holdings (Lishui) Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On December 3, 2024, Tantech Holdings Ltd (the “Company”) formed a wholly-owned subsidiary in the United States, GOHOMEWAY INC, a California corporation (“Gohomeway Holding”). Gohomeway Holding will primarily serve as a holding company to hold the Company’s interests in the operating subsidiaries in the U.S.

On December 3, 2024, Gohomeway Holding formed a wholly-owned subsidiary, GOHOMEWAY GROUP INC, a California corporation (“Gohomeway”). Gohomeway will mainly be focused on sustainable construction materials sales and services business in the Company’s operational expansions in the U.S.

The Company issued a press release announcing this matter on December 16, 2024. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated December 16, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANTECH HOLDINGS LTD

Date: December 16, 2024	By:	/s/ Wangfeng Yan
	Name:	Wangfeng Yan
	Title:	Chief Executive Officer

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